February 2011

Pricing Sheet dated February 22, 2011 relating to Preliminary Terms No. 674 dated January 31, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies

Variable Coupon Currency-Linked Notes due February 25, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar
PRICING TERMS – FEBRUARY 22, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011 (3 business days after the pricing date)
Maturity date:	February 25, 2016
Payment at maturity:	Stated principal amount plus variable coupon
Variable coupon:
On each coupon payment date (including the maturity date), investors will receive a variable coupon equal to:

(a) If the BRL has appreciated or remained the same relative to the USD (in this instance the exchange rate will be less than or equal to the initial exchange rate):

$110 per note (11% per annum)

(b) If the BRL has depreciated relative to the USD (in this instance the exchange rate will be greater than the initial exchange rate):

$10 per note (1% per annum)

Initial exchange rate:	1.66940, which is the exchange rate on the pricing date
Exchange rate:
On any currency business day, the rate for conversion of the Brazilian real into U.S. dollars (expressed as the number of units of the real per dollar), as determined by reference to the reference source on such currency business day. For more information, please see “Fact Sheet––Key Terms––Exchange rate” in the accompanying preliminary terms.

Reference source:	Reuters page “BRFR”
Coupon determination dates:	February 22, 2012, February 20, 2013, February 20, 2014, February 20, 2015 and February 22, 2016.
Coupon payment dates:	February 25, 2012, February 25, 2013, February 25, 2014, February 25, 2015 and February 25, 2016.
CUSIP / ISIN:	617482RX4 / US617482RX42
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	3.50%	96.50%
Total	$3,000,000	$105,000	$2,895,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.50% for each note they sell. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 674 dated January 31, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.